NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba, at 9:00 a.m. (Central Time) on Friday, May 9, 2008, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2007, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider and, if deemed appropriate, to pass a resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan;

5.	to consider and, if deemed appropriate approve a resolution: (i) approving new amendment provisions for the MSOIP; (ii) extending the term of Options expiring during a blackout period; (iii) reducing the term of Options on the retirement of a participant in the MSOIP; and (iv) providing for immediate vesting of regular Options on the death of a participant in the MSOIP; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 14, 2008, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the board of directors,

Donald F. Barnhardt
Corporate Secretary

Calgary, Alberta
February 19, 2008

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.